FRANKLIN CREDIT MANAGEMENT CORPORATION 8-K

Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

FRANKLIN CREDIT MANAGEMENT CORPORATION

Franklin Credit Management Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of the Corporation at a special meeting of the Board of Directors unanimously adopted a resolution proposing and declaring advisable the following Amendment to the Certificate of Incorporation of said corporation:

SECOND: Immediately upon the effectiveness of this amendment to the Corporation’s Certificate of Incorporation (the “Effective Time”), each one (1) share of the Corporation’s common stock, par value $.01 per share, shall be converted into two hundred (200) shares of the Corporation’s common stock, par value $.01 per share, as constituted following the Effective Time.

THIRD: To accomplish the foregoing Amendment to the Certificate of Incorporation of the Corporation, the following paragraph is added at the end of ARTICLE IV of the Certificate of Incorporation:

“Forward Stock Split. Effective as of the effectiveness of the Amendment to this Certificate of Incorporation adding this paragraph at the end of ARTICLE IV and without regard to any other provision of this Certificate of Incorporation, each one (1) share of Common Stock, par value $.01 per share, (and including each fractional share in excess of one (1) share of Common Stock) either issued or outstanding or held by the Corporation as treasury stock, immediately prior to the time this Amendment becomes effective shall be and is hereby automatically reclassified and changed (without any further act) into two hundred (200) shares (or, with respect to such fractional shares, such lesser number of shares as may be applicable based upon such 200-to-1 ratio) of fully paid and nonassessable Common Stock, par value $.01 per share (the “Forward Stock Split”), provided that no fractional shares shall be issued as a result of this Forward Stock Split.

FOURTH: In lieu of a meeting and vote of stockholders, holders of 66.67% of the shares eligible to vote have given written consent to said Amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

FIFTH: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 228 of the General Corporation Law of the State of Delaware.

Sixth: That the aforesaid amendment is being filed pursuant to Section 242 of the General Corporation Law of the State of Delaware.

Seventh: This amendment will become effective as of 5:01 pm on January 20, 2015.

IN WITNESS WHEREOF, Franklin Credit Management Corporation has caused this Certificate to be signed by Thomas J. Axon, its President, this 20th day of January, 2015.

FRANKLIN CREDIT MANAGEMENT CORPORATION

By:	/s/ Thomas J. Axon
Thomas J. Axon
President